             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 11-K

          ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Fiscal Year ended December 31, 1996

                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN

                       OWENS CORNING
                 One Owens Corning Parkway
                    Toledo, Ohio  43659

                 Commission File No. 1-3660

-------------------------------------------------------------


                    REQUIRED INFORMATION

(a)  Financial Statements.

   1.   Report of Independent Public Accountants

   2. Statements of Net Assets Available for Benefits - as of December 31, 1996 and 1995

   3.   Statements  of  Changes in Net  Assets  Available  for
          Benefits - for the years ended December 31, 1996 and 1995

   4.   Notes to Financial Statements

   5.   Supplemental Schedules:

           Schedule  I - Item 27a - Schedule of Assets  Held  for
                         Investment Purposes as of December 31, 1996

           Schedule  II  -  Item  27d -  Schedule  of  Reportable
                         Transactions for the Year Ended December 31, 1996

(b)  Exhibit.

   Consent of Arthur Andersen LLP


In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN


                         By    /s/ Michael I. Miller
                           Michael I. Miller
                           Chairman, Investment Review Committee


Dated:  June 27, 1997

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator,
Owens Corning
Savings and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the OWENS CORNING SAVINGS AND PROFIT SHARING PLAN as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens Corning Savings and Profit Sharing Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                   ARTHUR ANDERSEN LLP


Toledo, Ohio,
  May 15, 1997

                                       -1-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                      AS OF DECEMBER 31, 1996 AND 1995

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                              ----------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                            ---------    ---------    ---------    ---------
ASSETS:
  Investments (Notes 1, 2, 3, 4 and 5):
    Short-term investments                 $    92,499   $        -   $        -   $        -
    Owens Corning common stock, 4,778,219
      shares at $42.625 per share
      (cost $17,505,352)                   203,671,585            -            -            -
    Investment in master trust collective
      funds                                          -   65,666,620   17,532,463   34,128,808
    Loans to participants                            -            -            -            -
  Accrued interest on loans to
    participants (Note 3)                            -            -            -            -
  Due from Owens Corning
    (Note 1)                                 3,883,509      631,454      218,525      410,550
  Accrued interest income and other            299,863            -            -            -
                                          ------------ ------------ ------------ ------------
    Total assets                          $207,947,456 $ 66,298,074  $17,750,988 $ 34,539,358
                                          ============ ============ ============ ============
LIABILITIES (Notes 1 and 6):
  Accounts payable to brokers and others  $          - $          -  $         - $          -
                                          ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 6)                          207,947,456   66,298,074   17,750,988   34,539,358
                                          ------------ ------------ ------------ ------------
    Total liabilities and net assets
      available for benefits              $207,947,456 $ 66,298,074 $ 17,750,988 $ 34,539,358
                                          ============ ============ ============ ============




        The accompanying notes are an integral part of these statements.

                                       -2-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                       AS OF DECEMBER 31, 1996 AND 1995
                                    (Continued)

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                            -----------------------------------------------

                                                           Inter-      Loans to
                                             Balanced     national     partici-
                                               Fund         Fund         pants       Total
                                            ---------    ---------    ---------    --------
ASSETS:
Investments (Notes 1, 2, 3, 4 and 5):
  Short-term investments                  $        -   $        -   $        -   $   92,499
  OWENS CORNING common stock, 4,778,219
    shares at $42.625 per share
     (cost $17,505,352)                            -            -            -  203,671,585
  Investment in master trust collective
    funds                                  7,508,149    8,967,518            -  133,803,558
  Loans to participants                            -            -    7,860,536    7,860,536
  Accrued interest on loans to
  participants (Note 3)                            -            -       50,277       50,277
Due from Owens Corning
   (Note 1)                                  139,586      181,869            -    5,465,493
Accrued interest income and other                  -            -            -      299,863
                                        ------------ ------------ ------------ ------------
    Total assets                          $7,647,735   $9,149,387   $7,910,813 $351,243,811
                                        ============ ============ ============ ============
LIABILITIES (Notes 1 and 6):
Accounts payable to brokers and others    $        -   $        -   $        -   $        -
                                        ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS
(Notes 1 and 6)                            7,647,735    9,149,387    7,910,813  351,243,811
                                        ------------ ------------ ------------ ------------
    Total liabilities and net assets
      available for benefits              $7,647,735   $9,149,387   $7,910,813 $351,243,811
                                        ============ ============ ============ ============




The accompanying notes are an integral part of these statements.

                                       -3-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1996 AND 1995

                                                                  1 9 9 5
                                                      Supplemental Information By Fund
                                              ----------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                            ---------    ---------    ---------    ---------
ASSETS:
  Investments (Notes 1, 2, 3, 4 and 5):
    Short-term investments                $    61,477 $          - $          -  $         -
    Owens Corning common stock, 4,853,852
      shares at $44.875 per share
      (cost $18,919,524)                  217,816,609            -            -            -
    Investment in master trust
      collective funds                              -   51,678,083   13,200,137   35,669,782
    Loans to participants                           -            -            -            -
  Accrued interest on loans to
    participants (Note 3)                           -            -            -            -
  Due from Owens Corning
    (Note 1)                                  573,722        1,420          435        4,233
  Accrued interest income and other           198,013            -            -            -
                                         ------------ ------------ ------------ ------------
    Total assets                         $218,649,821 $ 51,679,503 $ 13,200,572  $35,674,015
                                         ============ ============ ============ ============
LIABILITIES (Notes 1 and 6):
  Accounts payable to brokers and others $    104,000 $          - $          -  $         -
                                         ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 6)                         218,545,821   51,679,503   13,200,572   35,674,015
                                         ------------ ------------ ------------ ------------
    Total liabilities and net assets
      available for benefits             $218,649,821 $ 51,679,503 $ 13,200,572 $ 35,674,015
                                          ============ ============ ============ ============






        The accompanying notes are an integral part of these statements.

                                            -4-
                              SAVINGS AND PROFIT SHARING PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF DECEMBER 31, 1996 AND 1995
                                        (Continued)

                                                                  1 9 9 5
                                                      Supplemental Information By Fund
                                               ------------------------------------------

                                                           Inter-    Loans to
                                             Balanced     national   partici-
                                               Fund         Fund       pants       Total
                                            ---------    ---------  ---------    ---------
ASSETS:
  Investments (Notes 1, 2, 3, 4 and 5):
    Short-term investments                $        -   $         -  $       -  $    61,477
    OWENS CORNING common stock, 4,853,852
      shares at $44.875 per share
      (cost $18,919,524)                           -             -          -  217,816,609
    Investment in master trust collective
      funds                                4,727,818     4,818,712          -  110,094,532
    Loans to participants                          -             -  7,338,641    7,338,641
  Accrued interest on loans to
    participants (Note 3)                          -             -     44,962       44,962
  Due from Owens Corning
    (Note 1)                                     152           721          -      580,683
  Accrued interest income and other                -             -          -      198,013
                                        ------------  ------------ ---------- -- ---------
    Total assets                        $  4,727,970  $ 4,819,433  $7,383,603 $336,134,917
                                        ============  ===========  ========== ============
LIABILITIES (Notes 1 and 6):
  Accounts payable to brokers and others$          -  $         -  $        - $    104,000
                                        ------------  -----------  ---------- ------------
NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 6)                          4,727,970    4,819,433   7,383,603  336,030,917
                                        ------------  -----------  ---------- ------------
    Total liabilities and net assets
      available for benefits            $  4,727,970  $ 4,819,433  $7,383,603 $336,134,917
                                        ============  ===========  ========== ============




        The accompanying notes are an integral part of these statements.

                                       -5-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                            ------------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                            ---------    ---------    ---------    ---------
INVESTMENT INCOME (Notes 2, 3, 4,
    and 5):
  Interest                                $  615,360    $        -   $        -   $        -
  Net interest in master trust
    investment income                              -    11,781,469    3,156,355    1,940,944
  Interest on loans to participants                -             -            -            -
  Realized gain on disposition of
    investments                            2,232,989             -            -            -
  Unrealized appreciation (depreciation)
    of investment in Owens Corning
    common stock                         (12,730,852)            -            -            -
                                        ------------  ------------   ----------   ----------
                                          (9,882,503)   11,781,469    3,156,355    1,940,944
                                        ------------  ------------   ----------   ----------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                             7,082,324     5,156,622    1,582,305    2,285,184
  Owens Corning                            9,526,023       631,394      218,620      411,652
                                        ------------  ------------   ----------   ----------
                                          16,608,347     5,788,016    1,800,925    2,696,836
                                        ------------  ------------   ----------   ----------





        The accompanying notes are an integral part of these statements.

                                       -6-
                                  OWENS CORNING
                       SAVINGS AND PROFIT SHARING PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                   (Continued)

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                              ---------------------------------------------
                                                           Inter-      Loans to
                                             Balanced     national     Partici-
                                               Fund         Fund         pants       Total
                                            ---------    ---------    ---------    --------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
  Interest                                  $       -  $        -   $        -   $  615,360
  Net interest in master trust
    investment income                         866,874   1,166,106            -   18,911,748
  Interest on loans to participants                 -           -      584,279      584,279
  Realized gain on disposition of
    investments                                     -           -            -    2,232,989
  Unrealized appreciation (depreciation)
    of investment in Owens Corning
    common stock                                    -           -            -  (12,730,852)
                                           ----------  ----------    ---------  -----------
                                              866,874   1,166,106      584,279    9,613,524
                                           ----------  ----------    ---------  -----------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                              1,071,325   1,440,702            -   18,618,462
  Owens Corning                               139,489     180,522            -   11,107,700
                                           ----------  ----------    ---------  -----------
                                           1,210,814    1,621,224            -   29,726,162
                                           ----------  ----------    ---------  -----------





        The accompanying notes are an integral part of these statements.

                                       -7-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                   (Continued)

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                           -----------------------------------------------------------

                                              Company      Managed      Indexed       Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund         Fund
                                           ------------ ------------ ------------------------
OTHER:
  Distributions to participants
    (Note 6)                               (14,649,217)  (4,247,780)  (1,421,540)  (4,505,367)
  Administrative expense (Note 1)             (213,908)     (46,720)     (28,763)     (30,138)
  Election of redistribution among
    funds (Note 1)                          (2,414,682)   1,030,788      822,378   (2,540,575)
  Participants loan activity (Note 3)              189        2,107      125,427     (412,598)
  Rollovers and other                          (46,591)     310,691       95,634    1,716,241
                                          ------------   ----------   ----------   ----------
                                           (17,324,209)  (2,950,914)    (406,864)  (5,772,437)
                                          ------------   ----------   ----------   ----------
    Net increase (decrease)                (10,598,365)  14,618,571    4,550,416   (1,134,657)
                                          ------------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                        218,545,821   51,679,503   13,200,572   35,674,015
                                          ------------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                             $207,947,456  $66,298,074  $17,750,988  $34,539,358
                                          ============  ===========  ===========  ===========




        The accompanying notes are an integral part of these statements.

                                       -8-
                                  OWENS CORNING
                          SAVINGS AND PROFIT SHARING PLAN

            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                  FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                   (Continued)

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                           ---------------------------------------------------
                                                           Inter-      Loans to
                                             Balanced     national     Partici-
                                               Fund         Fund         pants        Total
                                           ------------    ---------    ---------    ---------
OTHER:
  Distributions to participants (Note 6)    (646,288)    (477,146)      (206,835)  (26,154,173)
  Administrative expense (Note 1)             (9,923)     (10,279)             -      (339,731)
  Election of redistribution among funds
    (Note 1)                               1,162,198    1,939,893              -             -
  Participants loan activity (Note 3)         67,145       67,964        149,766             -
  Rollovers and other                        268,945       22,192              -     2,367,112
                                           ---------    ---------       --------   -----------
                                             842,077    1,542,624        (57,069)  (24,126,792)
                                           ---------    ---------       --------   -----------
    Net increase (decrease)                2,919,765    4,329,954        527,210    15,212,894
                                           ---------    ---------       --------   -----------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                        4,727,970    4,819,433      7,383,603   336,030,917
                                           ---------    ---------      ---------   -----------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                             $7,647,735   $9,149,387     $7,910,813  $351,243,811
                                          ==========   ==========     ==========  ============





        The accompanying notes are an integral part of these statements.

                                       -9-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                  1 9 9 5
                                                      Supplemental Information By Fund
                                           --------------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                           ------------- ----------  -------------- ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
  Interest                                  $   33,575   $        -   $        -   $        -
  Net interest in master trust
    investment income                                -    8,406,877    3,232,482    3,517,377
  Interest on loans to participants                  -            -            -            -
  Realized gain on disposition of
    investments                              5,697,681            -            -            -
  Unrealized appreciation (depreciation)
    of investment in Owens Corning
    common stock                            59,462,361            -            -            -
                                          ------------ ------------ ------------  -----------
                                            65,193,617    8,406,877    3,232,482    3,517,377
                                          ------------ ------------ ------------  -----------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                               7,374,146    4,407,123    1,105,936    2,319,130
  Owens Corning                              7,900,648            -            -            -
                                          ------------ ------------ ------------  -----------
                                            15,274,794    4,407,123    1,105,936    2,319,130
                                          ------------ ------------ ------------  -----------





        The accompanying notes are an integral part of these statements.

                                  -10-
                              OWENS CORNING
                        SAVINGS AND PROFIT SHARING PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                  (Continued)

                                                                  1 9 9 5
                                                      Supplemental Information By Fund
                                              ---------------------------------------------
                                                           Inter-      Loans to
                                             Balanced     national     Partici-
                                               Fund         Fund         pants       Total
                                            ---------    ---------    ---------    ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
  Interest                                  $       -    $       -    $       -  $    33,575
  Net interest in master trust
    investment income                         558,816      292,659            -   16,008,211
  Interest on loans to participants                 -            -      482,859      482,859
  Realized gain on disposition of
    investments                                     -            -            -    5,697,681
  Unrealized appreciation (depreciation)
    of investment in Owens Corning
    common stock                                    -            -            -   59,462,361
                                           ----------    ---------    ---------  -----------
                                              558,816      292,659      482,859   81,684,687
                                           ----------    ---------    ---------  -----------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                594,328      899,628            -   16,700,291
  Owens Corning                                     -            -            -    7,900,648
                                           ----------    ---------    ---------  -----------
                                              594,328      899,628            -   24,600,939
                                           ----------    ---------    ---------  -----------




    The accompanying notes are an integral part of these statements.

                                  -11-
                              OWENS CORNING
                    SAVINGS AND PROFIT SHARING PLAN

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

             FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                  (Continued)

                                                                  1 9 9 5
                                                      Supplemental Information By Fund
                                           --------------------------------------------------

                                              Company      Managed      Indexed       Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund         Fund
                                           -----------   ----------   ----------   ----------
OTHER:
  Distributions to participants (Note 6)   (25,279,565)  (4,826,481)    (833,771)  (5,343,361)
  Administrative expense (Note 1)             (201,627)     (38,375)     (19,792)     (26,852)
  Election of redistribution among funds
    (Note 1)                                (9,120,567)   1,163,173    1,147,187    2,884,532
  Participants loan activity (Note 3)          229,838       76,868       38,382     (100,303)
  Rollovers and other                          234,836      158,333       19,208      263,667
                                           -----------   ----------    ---------   ----------
                                           (34,137,085)  (3,466,482)     351,214   (2,322,317)
                                           -----------   ----------    ---------   ----------
    Net increase (decrease)                 46,331,326    9,347,518    4,689,632    3,514,190
                                           -----------   ----------    ---------   ----------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                        172,214,495   42,331,985    8,510,940   32,159,825
                                           -----------   ----------    ---------   ----------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                             $218,545,821  $51,679,503  $13,200,572  $35,674,015
                                          ============  ===========  ===========  ===========




    The accompanying notes are an integral part of these statements.

                                  -12-
                              OWENS CORNING
                    SAVINGS AND PROFIT SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                  (Continued)

                                                                  1 9 9 5
                                                      Supplemental Information By Fund
                                           ---------------------------------------------------
                                                           Inter-      Loans to
                                             Balanced     national     Partici-
                                               Fund         Fund         pants        Total
                                           ------------   ---------   ---------   ---------
OTHER:
  Distributions to participants (Note 6)     (175,427)    (197,636)    (117,253)   (36,773,494)
  Administrative expense (Note 1)              (7,251)      (7,551)           -       (301,448)
  Election of redistribution among funds
    (Note 1)                                2,156,188    1,769,487            -              -
  Participants loan activity (Note 3)          40,112       81,642     (366,539)             -
  Rollovers and other                         152,458        8,527            -        837,029
                                          -----------    ---------     ---------   -----------
                                            2,166,080    1,654,469     (483,792)   (36,237,913)
                                          -----------    ---------     ---------   -----------
    Net increase (decrease)                 3,319,224    2,846,756         (933)    70,047,713
                                          -----------    ---------     ---------   -----------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                         1,408,746    1,972,677    7,384,536    265,983,204
                                          -----------    ---------    ---------    -----------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                             $ 4,727,970  $ 4,819,433  $ 7,383,603   $336,030,917
                                          ===========  ===========  ===========   ============




    The accompanying notes are an integral part of these statements.




                                  -13-
                              OWENS CORNING
                     SAVINGS AND PROFIT SHARING PLAN


                      NOTES TO FINANCIAL STATEMENTS



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES

Operations of the Plan
----------------------
The Owens Corning Savings and Profit Sharing Plan (the Plan) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (the Company).  An eligible employee may elect to enroll in the Plan as of the beginning of any calendar month after date of hire.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

The following descriptions of the Plan provide only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Plan Contributions
------------------
Participants may contribute up to 15% of their base pay to the Plan.  All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k)
of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires participant contributions to be remitted to the plan's trustee, Citibank
N.A., New York, (the Trustee) on a monthly basis.

The Plan provides a retirement contribution of up to 4% of eligible pay for participants who work at a plant or business unit where a defined benefit pension plan is not available.

Effective January 1, 1996 the plan was amended to change the Company's matching contribution percentage from 50% to 35% of participants contribution up to 10% of base salary. Beginning with the 1996 plan year the Company may at its discretion, make an Annual Profit Sharing
Contribution to the plan.  One-half of the Company's Annual Profit
Sharing Contribution, if any, will be invested exclusively in Company stock. The Company made a 1996 profit sharing contribution for approximately $5 million, included as due from Owens Corning in the financial statements.

The Company may, at its option, make Company contributions in the form of cash or shares of common stock of the Company which are valued at the market value of the shares on the date of contribution. Contributions are remitted to the Trustee on or before the last day of the month following employee contributions. The Company satisfied a portion of its plan liability through contributions of common stock of the Company.
These contributions totaled 21,971 shares valued at $945,000 in 1996 and 21,125 shares valued at $822,000 in 1995.





                            -14-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN

               NOTES TO FINANCIAL STATEMENTS
                        (Continued)



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES
     (Continued)

Plan Investment Options
-----------------------
Each participant elects to have his contribution invested in increments among the investment funds made available under the Plan.  Currently, the following six investment funds are available to participants:

Company Stock Fund
------------------
Consists primarily of investments in Owens Corning common stock.

Managed Equity Fund
-------------------
Presently invested primarily in shares of the Acorn Fund, Inc., which invests principally in domestic and foreign common stocks but may also include securities convertible into common stocks and equity securities of a class different than common stock.

Indexed Equity Fund
-------------------
Presently invested primarily in a group trust maintained by Wells Fargo
Bank, N.A. which consists of a portfolio of equity securities maintained to approximate the total rate of return of the securities of the companies whose stocks make up the Standard & Poors' Composite Index.

Fixed Income Fund
-----------------
Presently invested primarily in the Pacific Investment Management Company
(PIMCO) Low Duration Fund, which invests in a variety of short-term securities such as bonds, notes and debentures, having a maturity of no longer than three years.

Balanced Fund
-------------
Presently invested primarily in the Dodge & Cox Balanced Fund, which invests in both debt and equity securities.

International Fund
------------------
Presently invested primarily in the Templeton Group Foreign Fund, which invests in stocks and debt securities of companies and governments outside the United States.

The Company matching contributions are invested only in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements. Company contributions under the retirement contribution are invested as participants direct among the Plan's investment funds.





                           -15-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN


                NOTES TO FINANCIAL STATEMENTS
                        (Continued)



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES
     (Continued)

Participants may change their investment options and contribution rate on a monthly basis and redistribute their account balances monthly.
Participants may discontinue their contributions to the Plan at any time.

The number of employees with a portion of their account invested in each fund at December 31, 1996, was as follows:


Company  Managed    Indexed     Fixed               Inter-
 Stock    Equity     Equity    Income   Balanced  national
 Fund      Fund       Fund      Fund      Fund       Fund
----------------   --------  --------   --------  --------
3,354     1,961      1,106     1,448       635       832


Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value. Participants' withdrawal requests received by the plan administrator before year end but not yet distributed to the participants are included as a component of net assets available for benefits.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Future events could alter such estimates.

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of
Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan.

                            -16-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN


               NOTES TO FINANCIAL STATEMENTS
                        (Continued)




Proceedings in the Event of Plan Termination
--------------------------------------------
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2)  INVESTMENTS

Investments of the Plan are held in the Owens Corning Savings Plans Master Trust (Master Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund are separately identified to the Plan. Investments in the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and International Fund are commingled for investment purposes.

The plan has a proportionate claim on the net assets of the commingled funds and receives a proportionate share of the investment income of said funds. Following is a summary of the Master Trust financial statement for the commingled funds and the Plan's interest in net assets by fund as of and for the year ended December 31, 1996:

                            -17-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN

               NOTES TO FINANCIAL STATEMENTS
                        (Continued)

                               Shares/             Current or
                              Contract              Contract     Plan
                                Value        Cost     Value      Interest
                              --------     --------  --------    --------
ASSETS:

Investments-

Managed Equity Fund:
--------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust           $   184,025    $   184,025  $  184,025    .8649

Acorn Fund, Inc.                          54,222,893  75,738,126    .8649

Accrued interest and
  dividends                                                  742    .8652
                                                     -----------
                                                     $75,922,893
                                                     -----------
Indexed Equity Fund:
--------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust           $    65,026    $    65,026     $65,026   .8578

Wells Fargo Bank, N.A.
  Index Equity Fund                       13,310,265  20,373,963   .8578

Accrued interest and
  dividends                                                  242   .8566
                                                     -----------
                                                     $20,439,231
                                                     -----------
Fixed Income Fund:
------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust           $  992,195$       992,195  $   992,195  .8286

Pacific Investment
  Management Company
  Low Duration Fund                      39,767,114   40,194,977  .8286

Accrued interest and
  dividends                                                  453  .8278
                                                     -----------
                                                     $41,187,625
                                                     -----------

                             -18-
                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN

               NOTES TO FINANCIAL STATEMENTS
                        (Continued)


                                  Shares/             Current or
                                 Contract               Contract     Plan
                                  Value       Cost       Value     Interest
                                 --------   --------  ----------   --------
Balanced Fund
-------------
Liquid Reserve Fund
    Commingled Employee
    Benefit Trust               $ 42,120   $  42,120     $42,120     .9110

Dodge & Cox Balanced
    Fund                                   7,225,661   8,199,708     .9110

Accrued interest and
    dividends                                                144     .9097
                                                     -----------
                                                     $ 8,241,972
                                                     -----------
International Fund
------------------
Liquid Reserve Fund
    Commingled Employee
    Benefit Trust               $ 53,879   $  53,879 $    53,879     .8966


Templeton Foreign Fund                     9,189,728   9,947,581     .8966

Accrued interest and
    dividends                                                195     .8969
                                                     -----------
                                                     $10,001,655
                                                     -----------

Net assets in Master
    Trust                                           $155,793,376

                                                    ============

                                      -19-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

 (2)  INVESTMENTS (Continued)
                                                               1996
                       Managed     Indexed        Fixed                Inter-
                        Equity      Equity       Income   Balanced    national
                         Fund        Fund         Fund      Fund        Fund        Total
                      --------    --------     --------   --------    --------    --------

INVESTMENT INCOME:

Interest            $   17,992  $    5,889   $  433,054  $   3,996   $   5,213  $  466,144
Dividends            1,091,874          11    2,165,279    326,261     388,748   3,972,173

Realized gain (loss)
  on disposition of
  investments        6,395,914     197,960       27,736     13,280           -   6,634,890

Change in unrealized
  appreciation
  of investments     5,983,269   3,452,952     (293,940)   598,795     899,812  10,640,888
                   ----------- -----------  ----------- ----------- ---------- -----------
                   $13,489,049  $3,656,812   $2,332,129  $ 942,332  $1,293,773 $21,714,095
                   =========== ===========  =========== =========== ========== ===========
Plan interest            .8734       .8631        .8323      .9199       .9013
                   =========== ===========  =========== =========== ==========

                                                      -20-
                                                  OWENS CORNING
                                        SAVINGS AND PROFIT SHARING PLAN


                                         NOTES TO FINANCIAL STATEMENTS
                                                   (Continued)

 (2)  INVESTMENTS (Continued)
                                                               1995
                       Managed     Indexed        Fixed                Inter-
                        Equity      Equity       Income   Balanced    national
                         Fund        Fund         Fund      Fund        Fund        Total
                      --------    --------     --------   --------    --------    --------

INVESTMENT INCOME:

Interest            $   16,316  $    4,477   $   72,623 $    2,788  $    4,080   $   100,284
Dividends            4,640,843         365    2,446,454    199,294     293,823     7,580,779

Realized gain (loss)
  on disposition of
  investments          511,398       8,103      (88,712)       (96)          -       430,693

Change in unrealized
  appreciation
  of investments     4,356,335   3,704,936    1,649,809    398,945      31,093    10,141,118
                   ----------- -----------  ----------- ----------  ---------- -- ----------
                    $9,524,892  $3,717,881   $4,080,174 $  600,931  $  328,996   $18,252,874
                   =========== ===========  =========== ==========  ========== =============
Plan interest            .8826       .8694        .8621      .9299       .8896
                   =========== ===========  =========== =========== ==========


                               OWENS CORNING
                      SAVINGS AND PROFIT SHARING PLAN

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

 (2)  INVESTMENTS (Continued)

Investments are reported at quoted market value in all funds in 1996 and 1995. Changes in unrealized appreciation are reflected as changes in net assets available for benefits. Purchase and sales are recorded on the trade date basis. Realized gain and loss on sale of investments is computed using average cost.


(3)  LOANS

Loans may be made from the Plan to active participants. The total amount a participant may borrow is 50% of the participant's total vested account limited to the total of the participant's contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000. The maximum amount available for a loan is the lessor of $50,000 or 50% of a participants vested accounts. The loan limit is reduced for the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect at the time of the advance. Loans advanced between November 1, 1989 and December 31, 1990, are repaid with interest equal to the 5-year U.S. Treasury note rate in effect at the time of the advance plus 2%. The monthly loan payment cannot exceed 30% of the borrower's base pay.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the six investment funds in accordance with the borrower's election.


(4)  REALIZED GAINS/LOSSES

Gains or losses are realized when investments are sold. Cost of investments sold is determined on an average cost basis.

Gains realized in the Company Stock Fund are summarized below:

                   1 9 9 6       1 9 9 5
                ------------- -------------
Proceeds       $15,311,319   $23,427,367
Cost            13,078,330    17,729,686
                ------------  ------------
                $2,232,989    $5,697,681
                ============  ============

                                           -22-
                                      OWENS CORNING
                             SAVINGS AND PROFIT SHARING PLAN

                              NOTES TO FINANCIAL STATEMENTS
                                       (Continued)

(5)  UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

Unrealized  appreciation/depreciation, equal to the difference between cost
and  quoted market value of investments, is recognized   in   determining
the  value  of  each  fund.   The  change  in   unrealized
appreciation/depreciation during the years ended December 31, 1996 and 1995, is set forth below. The balances for the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and International Fund are the commingled amounts in the Master Trust, while the Company Stock Fund amounts are specific to the Plan. See Note 2 for the Plan's ownership in the commingled fund

                                  Company    Managed     Indexed   Fixed             Inter-
                                   Stock      Equity      Equity   Income  Balanced   national
                                   Fund        Fund        Fund      Fund   Fund     Fund
                            -----------  ---------- ---------- --------- ---------- -----------
Unrealized appreci-
  ation (depreciation)
  at January 1, 1995        139,434,724  11,175,629    (94,192) (928,005) (23,694) (173,051)
Change in unrealized
  appreciation (depre-
  ciation) during 1995       59,462,361   4,356,335  3,704,936 1,649,809  398,945    31,093
                            -----------  ----------  --------- ---------  -------  --------

Unrealized appreciation
  (depreciation) at
  December 31, 1995        $198,897,085 $15,531,964 $3,610,744 $ 721,804 $375,251 $(141,958)


Change in unrealized
  appreciation (depre-
  ciation) during 1996      (12,730,852)  5,983,269  3,452,952  (293,940) 598,795   899,812
                           ------------  ---------- ---------- ---------- ------- ---------


Unrealized appreci-
  ation (depreciation)
  at December 31, 1996      186,166,233  21,515,233  7,063,696   427,864  974,046   757,854
                            ===========  ==========  =========   =======  ======= =========


                      OWENS CORNING
             SAVINGS AND PROFIT SHARING PLAN


              NOTES TO FINANCIAL STATEMENTS
                        (Continued)



(6)  VESTING, FORFEITURES AND DISTRIBUTIONS

Effective January 1, 1996 the plan was amended to provide a new vesting schedule whereby participants become 100% vested in Company contributions and earnings thereon after three years of completed service, however, employees with less than three years of service on the effective date will continue to vest at the rate of 20% per year until they reach three years of service at which time they will become 100% vested. Such amounts also become fully vested and immediately distributable upon the participant attaining 65 years of age, termination of the participant's employment due to retirement, disability or death, or involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Participants may at any time withdraw all or any part of the value of their contributions excluding contributions designated as deferrals; however, participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings which are applicable to the withdrawal. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was $60,000 in 1996 and $37,000 in 1995. Prior to January 1, 1989, participants were not permitted to withdraw any part of the value of their contributions designated as deferrals or earnings thereon except in the event of termination of employment with the Company or upon proof of financial hardship deemed adequate by the plan administrator. Beginning January 1, 1989, earnings on deferred contributions made subsequent to December 31, 1988, may no longer be withdrawn due to hardship, but, participants may withdraw deferred contributions and earnings thereon upon attainment of age 59 1/2 years. Beginning January 1, 1990, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired or deceased.

Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. Stock distributions totaled 228,503 shares of stock valued at $9,556,000 in 1996 and 617,254 shares of stock valued at $24,150,000 in 1995.

Participants' requests for cash withdrawals made prior to December 31, 1996, and subsequently paid were as follows:

            Company Stock Fund           $1,324,634
           Managed Equity Fund              579,077
           Indexed Equity Fund              216,266
             Fixed Income Fund              275,294
                 Balanced Fund               34,670
            International Fund              276,078
                                         ----------
                                         $2,706,019
                                         ==========

Participants' requests for distributions in the form of Company stock made prior to December 31, 1996, and subsequently distributed were 17,190 shares of stock valued at $732,724.

                                      -24-
                                  OWENS CORNING
                         SAVING AND PROFIT SHARING PLAN
                                                                 SCHEDULE I
                           EIN: 34-4323452   PLAN: 004
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996

                                                                     Current
  Identity of Issuer     Description of Investment        Cost        Value
  ------------------     -------------------------   -------------   ------------

  *Citibank, N.A.        92,499 shares of Liquid     $      92,499   $     92,499
                         Reserve Fund Commingled
                         Employee Benefit Trust

  *Owens Corning         4,778,219 shares of         $  17,505,352   $203,671,585
                         common stock

  *                      Participant loans           $   7,860,536   $  7,860,536

  *Citibank, N.A.        Investment in master
                         trust collective funds      $ 107,211,798   $133,803,558


                                                     $ 132,670,185   $345,428,178



* Represents a party in interest

                                      -25-
                                  OWENS CORNING
                         SAVING AND PROFIT SHARING PLAN
                                                                SCHEDULE II
                                     EIN: 34-4323452  Plan: 004
                 Item 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996



Party Involved         Description of Asset     Transactions      Price
--------------        -----------------------  ------------    -----------

Citibank, N.A.         Purchase of 12,898,339        62         $12,898,339
                       shares of Liquid Reserve
                       Fund Commingled Employee
                       Benefit Trust

Citibank, N.A.         Sale of 12,867,317            48         $       N/A
                       Shares of Liquid Reserve
                       Fund Commingled Employee
                       Benefit Trust


Owens Corning          Purchase of 188,727           14         $ 7,502,907
                       shares of Owens Corning
                       Common Stock

Owens Corning          Sale of 57,693 shares          9         $       N/A
                       of Owens Corning
                       Common Stock



                                        Current Value at
Sales Price          Cost of Asset      Transaction Date    Net Gain/(Loss)
-----------          -------------      ----------------    ---------------
$       N/A          $  12,898,339       $  12,898,339      $             -

$12,867,317          $  12,867,317       $  12,867,317      $             -

$       N/A          $   7,502,907       $   7,502,907      $             -

$ 2,444,002          $     211,013       $   2,444,002      $     2,232,989
